Exhibit 4.13

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the terms of the securities of IP Strategy Holdings, Inc. (“we”, “our”, “us” or the “Company”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, is a summary and is not complete and is qualified in its entirety by reference to our Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), Certificate of Designations of Series A Convertible Preferred Stock (“Series A Certificate of Designations”), and Second Amended and Restated Bylaws (the “Bylaws”), each of which is included as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read our Certificate of Incorporation, Series A Certificate of Designations, Bylaws, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

General

Under our Certificate of Incorporation, our authorized capital stock consists of 995,000,000 shares, consisting of 985,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), which may be designated from time to time in accordance with our Certificate of Incorporation and of which 500,000 shares are designated as Series A Convertible Preferred Stock.

Common Stock

Voting Rights: Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of Common Stock have no cumulative voting, pre-emptive, subscription or conversion rights.

Dividend Rights: Subject to applicable law, the rights, if any, of the holders of any outstanding series of preferred stock, the holders of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by the Board of Directors from time to time out of any assets or funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation Rights: Upon liquidation, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of Common Stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Other Rights. Subject to applicable law, the Certificate of Incorporation (including any Certificate of Designation) and any agreement as may be entered into from time to time amongst the stockholders, shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

Preferred Stock

Authority of Board of Directors to Create Series and Fix Rights. Under Certificate of Incorporation, our board of directors is authorized to issue up to 10,000,000 shares of Preferred Stock from time to time in one or more series. The board of directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our board of directors is authorized to issue shares of Preferred Stock without stockholder approval.

Series A Preferred Stock

In May 2024, our board of directors designated 500,000 shares of our authorized shares of Preferred Stock as Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). The Series A Preferred Stock has a stated value of $12.00 per share (the “Series A Stated Value”). As of March 31, 2026, 210,700 shares of Series A Preferred Stock were issued and outstanding.

Dividends. The holders of Series A Preferred Stock are entitled to receive, out of funds legally available therefor, cumulative dividends on the Series A Preferred Stock at the rate of 15% per annum of the Series A Stated Value (or $1.80 per share) payable if and when declared by our board of directors or upon conversion or redemption of the Series A Preferred Stock. Dividends on the Series A Preferred Stock may be paid by us in cash, by delivery of shares of Common Stock or through a combination of cash and shares of Common Stock. If paid in Common Stock, the holder will receive a number of shares of Common Stock equal to the quotient of 110% of the accrued dividends to be paid in Common Stock divided by the Series A Conversion Price (as defined below). We may make payments of dividends in Common Stock only if the average closing price of our Common Stock over the five trading days preceding the dividend payment date is at or above the Series A Conversion Price.

Voting Rights. Holders of the Series A Preferred Stock have no voting rights except in connection with a proposed amendment to the terms of the Series A Preferred Stock or as required by law.

Optional Conversion. Each share of Series A Preferred Stock may be converted at any time at the election of the holder into a number of shares of Common Stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series A Stated Value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then applicable Series A Conversion Price. The “Series A Conversion Price” is $80.00 per share. However, a holder (together with its affiliates) may not convert any of such holder’s shares of Series A Preferred Stock to the extent that the holder (together with its affiliates) would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of Common Stock immediately after conversion, as such percentage ownership is determined in accordance with the terms of the Series A Preferred Stock.

Mandatory Conversion. Each share of Series A Preferred Stock will automatically be converted on June 15, 2027 into a number of shares of Common Stock determined by dividing (a) an amount equal to 110% of the sum of (i) the Series A Stated Value plus (ii) the amount of all accrued and unpaid dividends, by (b) the then-applicable Series A Conversion Price.

Redemption. At the option of our board of directors, we may redeem the outstanding shares of Series A Preferred Stock, in whole or in part, out of funds legally available therefore. The redemption price per share for shares of Series A Preferred Stock redeemed will be an amount equal to 110% of the sum of (i) the Series A Stated Value, plus (ii) the amount of the aggregate dividends then accrued on such share of Series A Preferred Stock and not previously paid. We will provide not less than 30 nor more than 60 days prior notice to the holders of any shares of Series A Preferred Stock to be redeemed.

Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of shares of Series A Preferred Stock then outstanding will be entitled to be paid out of our assets available for distribution to stockholders before any payment will be made to the holders of any other shares of our capital stock, including our Common Stock, by reason of their ownership thereof, an amount per share of Series A Preferred Stock equal to the greater of (i) 110% of the sum of (a) the Series A Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series A Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up.

Anti-Takeover Effects of Delaware Law and the Certificate of Incorporation and Bylaws

The provisions of our Certificate of Incorporation, and our Bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Calling of Special Meetings of Stockholders. Our Bylaws provide that special meetings of the stockholders may be called only by the board of directors pursuant to a resolution adopted by the majority of the board of directors.

Supermajority Vote of Stockholders. Our Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our outstanding shares of voting stock, voting together as a single class, to amend, alter, change or repeal our Bylaws or certain provisions of our Certificate of Incorporation.

Removal of Directors; Vacancies. Our Bylaws provide that a director may be removed for cause by the affirmative vote of at least two-thirds of the voting power of the issued and outstanding stock entitled to vote; provided, however, that notice of intention to act upon such matter shall have been given in the notice calling such meeting.

Amendment of Bylaws. Our Bylaws provide that the Bylaws may be altered, amended or repealed at any meeting of the board of directors at which a quorum is present, by the affirmative vote of a majority of the directors present at such meeting.

Preferred Stock. Our Certificate of Incorporation authorizes the issuance of 10,000,000 shares of Preferred Stock with such rights and preferences as may be determined from time to time by our board of directors in their sole discretion. Our board of directors may, without stockholder approval, issue series of preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our Common Stock.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 28 Liberty Street, Floor 53, New York, New York 10005 and its telephone number is (800) 468-9716.

Listing

Our Common Stock is listed on the Nasdaq Stock Market under the symbol “IPST.”